Exhibit 99.1

NEWS RELEASE

Fortuna intersects 6.9 g/t Au over 33.3 meters at the Diamba Sud Project, Senegal

Vancouver, September 12, 2024: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to provide an update on its exploration programs at the Diamba Sud Gold Project in Senegal.

Diamba Sud Gold Project exploration highlights

Paul Weedon, Senior Vice President of Exploration at Fortuna, commented, “The exploration focus at Diamba Sud has turned to testing and expanding some of the previously lightly drilled anomalies, with Western Splay rapidly emerging as the next potential prospect. Encouraging results such as 6.9 g/t Au over an estimated true width of 33.3 meters from 115.4 meters in drill hole DSDD293, and 8.9 g/t Au over an estimated true width of 27.7 meters from 104 meters in drill hole DSR680 highlight the potential.”

Western Splay Prospect drilling highlights include:

DSDD293:	6.9 g/t Au 32.4 g/t Au	over an estimated true width of 33.3 meters from 115.4 meters, including over an estimated true width of 3.9 meters from 127.1 meters
DSDD301:	5.9 g/t Au	over an estimated true width of 8.9 meters from 107 meters
DSDD314:	3.8 g/t Au	over an estimated true width of 14.9 meters from 59 meters
DSDD315:	4.0 g/t Au	over an estimated true width of 14.1 meters from 145 meters
DSDD335:	5.7 g/t Au	over an estimated true width of 11.9 meters from 29 meters
DSR402:	3.8 g/t Au	over an estimated true width of 23.8 meters from 204.2 meters
DSR680:	8.9 g/t Au	over an estimated true width of 27.7 meters from 104 meters

Karakara Prospect drilling highlights include:

DSDD300:	8.8 g/t Au 34.3 g/t Au	over an estimated true width of 6.4 meters from 70 meters, including over an estimated true width of 1.6 meters from 74 meters
DSDD331:	5.3 g/t Au 16.2 g/t Au	over an estimated true width of 9.6 meters from 93 meters, including over an estimated true width of 2.4 meters from 96 meters
DSR749:	4.9 g/t Au	over an estimated true width of 12.8 meters from 21 meters

Exploration activities at Diamba Sud concluded in July for the season with a further 13,319 meters drilled totaling 95 drill holes. The focus of the recent program has been to expand the extent of the Western Splay and Kassasoko prospects, as well as testing the margins of the Bougouda and Karakara prospects (refer to Figure 1). Recent results from Western Splay (refer to Figure 2) have highlighted the potential for this prospect to continue to grow as the mineralization remains open along strike and at depth.

A detailed review of the overall geological model to further advance the understanding of the mineralization controls was completed in July, improving the understanding of the relationships and linkages between the different prospects, including the nearby Moungoundi and Kassasoko prospects. This revised geological model has identified several additional targets for testing across the property.

Results from this program will be incorporated into the ongoing project development work, with the encouraging results from Western Splay and Kassasoko expected to contribute toward growing the project portfolio and resource base, while also improving confidence in the regional geological understanding.

Figure 1: Diamba Sud Project location plan

LEGEND
Hydrothermal albitite
Calc-alkaline lavas volcan rocks
Dialé-Daléma sedimentary rocks
Dioritic to monzonitic, metaluminous calc-alkaline rocks
Kakadian Batholith
Kofi Series metasedimentary rocks
Peraluminous monzogranite and granite
Tholeitic basalts
Volcaniclastic sediments and carbonate rocks
Fortuna Mining
Diamba Sud
Saraya
Kedougou
Kedougou Kenieba Inlier
Diamba Sud
GAMBA GAMBA NORTH
AREA D
AREA A
KARAKARA
MOUNGOUNDI
WESTERN SPLAY
SOUTHERN ARC
KASSASSOKO
Gounkoto-Barrick
Faleme river
Bougouda
N
0
5
kilometers
Scale 1:100,000
Datum: WGS84_Z29N Date: 02/09/2024

Figure 2: Western Splay Prospect cross-section showing select results - looking north

Refer to Appendix 1 for full details of the drill holes and assay results for this drill program at the Diamba Sud Gold Project.

Quality Assurance & Quality Control (QA - QC)

All drilling data completed by the Company utilized the following procedures and methodologies. All drilling was carried out under the supervision of the Company’s personnel.

All reverse circulation (RC) drilling used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5% representative sample for submission to the analytical laboratory. The residual 87.5% samples were stored at the drill site until assay results were received and validated. Coarse reject samples for all mineralized samples corresponding to significant intervals are retained and stored on-site at the Company-controlled core yard.

All diamond drilling (DD) drill holes started with HQ sized diameter, before reducing to NQ diameter diamond drill bits on intersecting fresh rock. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the Company core yard at the project site. The other half was sampled, catalogued, and placed into sealed bags and securely stored at the site until shipment.

All RC and DD samples were transported to ALS’s preparation laboratory in Kedougou, Senegal before also being transported via commercial courier, to ALS’s facility in Ouagadougou, Burkina Faso. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all samples. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, the ALS laboratory inserted its own quality control samples.

Qualified Person

Paul Weedon, Senior Vice President of Exploration for Fortuna Mining Corp., is a Qualified Person as defined by National Instrument 43-101, being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. Mr. Weedon has verified the data disclosed, including the sampling, analytical and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core. There were no limitations to the verification process.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru, as well as the preliminary economic assessment stage Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the potential of the Diamba Sud Gold Project based on the exploration results at the Western Splay and Kassasoko prospects, statements relating to the potential to progress the satellite opportunities at the Diamba Sud Gold Project; statements about the revised geological model identifying several additional targets for testing across the property; the Company’s objectives for the drill program conducted at the Diamba Sud Gold Project in 2024 and expectations regarding the revised geological model and the development of the project; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations. Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for gold, silver, and other metals; the timing and success of the Company’s proposed exploration programs; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labour, materials, supplies and services; fluctuations in currencies; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; the possibility that the appeal in respect of the ruling in favor of Compañia Minera Cuzcatlan S.A. de C.V. reinstating the environmental impact authorization at the San Jose Mine (the “EIA”) will be successful; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the financial year ended December 31, 2023. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the results from the exploration programs conducted at the Company’s mineral properties including the Diamba Sud Gold Project; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s information derived from its exploration programs at the Company’s mineral properties; current mineral resource and reserve estimates; the presence and continuity of mineralization at the Company’s properties; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that the appeal filed in the Mexican Collegiate Court challenging the reinstatement of the EIA will be unsuccessful; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

Appendix 1 - Diamba Sud

Hole ID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev (m)	EOH Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	ETW (m)	Au (ppm)	Hole Type	Area
DSDD276	231738	1428059	149	239	347.31	-49.17	NSI					DD	Karakara
DSDD298	231645	1428222	153	86	272.65	-49.5	52	56	4	3.2	1.8	DD	Karakara
							60	61	1	0.8	5.7	DD	Karakara
DSDD300	231685	1428220	152	101	87.6	-54.53	23	32	9	7.2	0.8	DD	Karakara
							70	78	8	6.4	8.8	DD	Karakara
						Inc	74	76	2	1.6	34.3	DD	Karakara
DSDD302	231690	1428248	153	95	274.13	-53.65	13	21	8	6.4	0.9	DD	Karakara
DSDD304	231730	1428258	151	113	268.41	-53.54	94	101	7	5.6	1.7	DD	Karakara
DSDD306	231649	1428243	152	92	271.68	-49.33	NSI					DD	Karakara
DSDD308	231919	1428350	154	149	271.28	-57.99	63	71	8	6.4	1.1	DD	Karakara
							75	78	3		2.2	DD	Karakara
DSDD328	231884	1428247	151	208	270.56	-60.19	NSI					DD	Karakara
DSDD329	231914	1428403	155	164	271.36	-60.2	93	102	9	7.2	0.9	DD	Karakara
DSDD330	231637	1428097	152	155	340.15	-50.66	116	128	12	9.6	0.9	DD	Karakara
DSDD331	231870	1428430	155	152	270.18	-60.72	93	105	12	9.6	5.3	DD	Karakara
DSDD331						Incl.	96	99	3	2.4	16.2	DD	Karakara
DSDD334	231580	1428115	152	68	337.42	-51.01	14	22	8	6.4	1.7	DD	Karakara
DSDD334							28	33	5	4.0	1.7	DD	Karakara
DSDD336	231941	1428265	150	192	271.43	-55.21	85	91	6	4.8	2.4	DD	Karakara
DSDD336							134	148	14	11.2	1.1	DD	Karakara
DSDD341	231920	1428173	146	185	270.63	-51.39	NSI					DD	Karakara
DSR747	231699	1428276	153	96	271.12	-60.51	29	34	5	4.0	7.5	RC	Karakara
						Inc	30	32	2	1.6	14.9		Karakara
DSR748	231862	1428174	149	100	271.6	-56.06	7	12	5	4.0	4.3	RC	Karakara
							25	30	5	4.0	1.3		Karakara
DSR749	231632	1428121	152	120	341.91	-50.93	21	37	16	12.8	4.9	RC	Karakara
						Inc	22	23	1	0.8	19.2		Karakara
						Inc	26	27	1	0.8	17.6		Karakara
						Inc	34	35	1	0.8	14.8		Karakara
							101	109	8	6.4	6.7		Karakara
						Inc	102	103	1	0.8	13.1		Karakara
						Inc	106	107	1	0.8	29.2		Karakara
DSR750	231599	1428102	150	150	341.33	-51.33	62	70	8	6.4	4.1	RC	Karakara
DSR751	231523	1428207	155	126	160.4	-49.33	NSI					RC	Karakara
DSDD287	231246	1426227	146	179	310.94	-48.3	148	156	8	7.9	2.1	DD	Western Splay
						Inc	151.15	152	0.85	0.8	10.3		Western Splay
DSDD289	231263	1426278	146	173	308.64	-49.7	NSI					DD	Western Splay
													Western Splay
DSDD293	231186	1426304	146	180	89.7	-49.22	115.4	149	33.6	33.3	6.9	DD	Western Splay
						Inc	127.1	131	3.9	3.9	32.4		Western Splay
							131.6	132.25	0.65	0.6	13.6		Western Splay
							133	134	1	1.0	11.1		Western Splay
							147	148	1	1.0	10.1		Western Splay
DSDD297	231188	1426329	147	221	88.65	-50.18	138	153	15	14.9	2.8	DD	Western Splay
						Inc	140	141	1	1.0	12.4		Western Splay
						Inc	152	153	1	1.0	11.2		Western Splay
DSDD301	231009	1426282	146	175	87.6	-54.53	33	49	16	15.8	1.4	DD	Western Splay
							107	116	9	8.9	5.9		Western Splay
						Inc	108	109	1	1.0	12.3		Western Splay
DSDD305	231070	1426284	145	143	90.43	-50.69	22.5	33	10.5	10.4	1.2	DD	Western Splay
DSDD309	230963	1426276	146	195	90.07	-55.97	NSI					DD	Western Splay
DSDD312	230952	1426309	145	143	90	-55	92.5	93.2	0.7	0.7	42.1	DD	Western Splay
DSDD314	230993	1426252	145	149	89.15	-49.74	59	74	15	14.9	3.8	DD	Western Splay
						Inc	71	72	1	1.0	42.5		Western Splay
DSDD315	231159	1426300	147	183	89.52	-50.72	74	75	1	1.0	7.4	DD	Western Splay
							145	159.2	14.2	14.1	4.0		Western Splay
DSDD332	231080	1426234	145	164	91.30	-50.86	NSI					DD	Western Splay

DSDD333	231027	1426224	145	125.00	88.66	-50.44	40.2	42	1.8	1.8	4.3	DD	Western Splay
DSDD335	231109	1426186	145	119	87.59	-49.2	29	41	12	11.9	5.7	DD	Western Splay
DSDD335						Incl.	32	35	3	3.0	18.8	DD	Western Splay
DSDD337	231092	1426213	145	134	89.68	-53.73	36	49	13	12.9	1.1	DD	Western Splay
DSDD338	231102	1426226	145	116	94.23	-49.51	41	44	3	3.0	3.0	DD	Western Splay
							49	56	7	6.9	4.6	DD	Western Splay
						Incl.	49	50	1	1.0	11.3	DD	Western Splay
						Incl.	52	53	1	1.0	11.3	DD	Western Splay
DSDD339	231146	1426255	145	206.00	94.29	-49.96	152	158	6	5.9	4.6	DD	Western Splay
DSDD340	231177	1426256	146	206.00	93.59	-49.33	NSI					DD	Western Splay
DSDD342	231068	1426185	145	172	91.66	-49.64	166	168	2	2.0	24.4	DD	Western Splay
DSDD342						Incl.	167	168	1	1.0	45.8	DD	Western Splay
DSR402	231077	1426349	147	264.00	83.50	-59.84	26	32	6	5.9	2.3	RCD	Western Splay
DSR402	231077	1426349	147	264.00	83.50	-59.84	42	49	7	6.9	7.4	RCD	Western Splay
DSR402						Incl.	45	46	1	1.0	39.5	RCD	Western Splay
DSR402							204.2	228.2	24	23.8	3.8	RCD	Western Splay
DSR402						And	215	216	1	1.0	10.5	RCD	Western Splay
DSR402						And	223.2	224.4	1.2	1.2	15.6	RCD	Western Splay
DSR402							239	245	6	5.9	3.1	RCD	Western Splay
DSR402							249	256	7	6.9	2.1	RCD	Western Splay
DSR407	230850	1426398	147	261.00	84.50	-59.60	159	167	8	7.9	0.8	RCD	Western Splay
DSR407							218	220	2	2.0	3.1	RCD	Western Splay
DSR407							250	252	2	2.0	2.9	RCD	Western Splay
DSR678	231213	1426347	148	265.00	88.61	-60.58	39	47	8	7.9	3.2	RCD	Western Splay
DSR584	231214	1426326	147	196.00	91.10	-48.88	17	35	18	17.8	2.1	RCD	Western Splay
DSR584							58	61	3	3.0	3.7	RCD	Western Splay
DSR584							123.5	133.23	9.73	9.6	3.6	RCD	Western Splay
DSR584							123.5	125	1.5	1.5	13.2	RCD	Western Splay
DSR580	231162	1426327	147	272.00	91.53	-50.32	191.2	198	6.8	6.7	3.3	RCD	Western Splay
DSR674	231348	1426181	146	102	325.02	-51.05	NSI					RC	Western Splay
DSR675	231394	1426186	147	126	329.22	-51.24	NSI					RC	Western Splay
DSR676	231168	1426451	150	78	86.43	-51.25	NSI					RC	Western Splay
DSR677	231127	1426448	149	126	94.44	-50.88	NSI					RC	Western Splay
DSR678	231212.71	1426346.8	148	132	88.61	-60.58	39	47	8	7.9	3.2	RC	Western Splay
DSR679	231261	1426326	147	132	90.89	-51.97	7	11	4	4.0	8.8	RC	Western Splay
						Incl.	9	10	1	1.0	25.6	RC	Western Splay
							20	24	4	4.0	4.5	RC	Western Splay
						Incl.	21	22	1	1.0	15.5	RC	Western Splay
							47	54	7	6.9	6.1	RC	Western Splay
						Incl.	47	48	1	1.0	25.2	RC	Western Splay
							58	69	11	10.9	1.5	RC	Western Splay
DSR680	231217	1426300	146	138	89.73	-51.36	104	132	28	27.7	8.9	RC	Western Splay
						Incl.	105	106	1	1.0	13.7	RC	Western Splay
						And	110	114	4	4.0	28.6	RC	Western Splay
						And	119	120	1	1.0	11.3	RC	Western Splay
DSR681	231063	1426214	145	156	93.54	-51.82	NSI					RC	Western Splay
DSR682	231129	1426302	146	186	90.69	-50.49	3	11	8	7.9	1.2	RC	Western Splay
DSR683	230980	1426269	146	156	90.99	-50.65	108	112	4	4.0	2.4	RC	Western Splay
							129	135	6	5.9	3.2	RC	Western Splay
DSR684	230996	1426295	146	139	94.57	-52.95	51	59	8	7.9	1.9	RC	Western Splay
DSR752	231132	1426397	148	164	273.19	-61.5	NSI					RC	Western Splay
												RC	Western Splay
DSR763	231239	1426304	145	120	91.39	-50.3	54	59	5	5.0	1.1	RC	Western Splay
DSR764	231285	1426327	147	120	90.68	-52.4	NSI					RC	Western Splay
DSR765	230966	1426343	146	156	88.67	-56.8	131	137	6	5.9	2.3	RC	Western Splay
DSR766	230948	1426424	147	162	92.57	-60.79	65	70	5	5.0	1.2	RC	Western Splay
DSR767	231137	1426428	149	114	94.735	-56.73	NSI					RC	Western Splay
DSR768	231101	1426427	149	120	93.39	-55.6	NSI					RC	Western Splay
DSDD317	234610.63	1412009.66	171	142	148.01	-51.61	NSI					DD	Bougouda
DSDD318	231908	1425883	143	80	329.27	-56.24	NSI					DD	Kassassoko
DSDD320	231645	1425899	145	101	330.67	-49.57	11	33	22	15.4	1.1	DD	Kassassoko
							40	55	15	10.5	0.9	DD	Kassassoko
DSDD321	231841	1425831	143	122	331.17	-55.67	62	76	14	9.8	3.2	DD	Kassassoko
						Inc	68	69	1	0.7	20.9	DD	Kassassoko

DSDD322	231661	1425851	144	128	152.75	-48.99	6	15	9	6.3	0.6	DD	Kassassoko
							34	44	10	7.0	1.2	DD	Kassassoko
DSDD324	231804	1425841	143	104	330.97	-51.02	52	58	6	4.2	1.0	DD	Kassassoko
							66	72	6	4.2	0.8	DD	Kassassoko
							76	77.2	1.2	0.8	4.7	DD	Kassassoko
DSDD325	231593	1425922	145	152	152.02	-49.43	23	35	12	8.4	2.3	DD	Kassassoko
							48	67	19	13.3	0.7	DD	Kassassoko
							78	91	13	9.1	0.7	DD	Kassassoko
DSDD326	231874	1425897	143	101	151.44	-49.75	NSI					DD	Kassassoko
DSR753	231776	1425843	143	100	328.42	-51.49	NSI					RC	Kassassoko
DSR754	231621	1425869	144	132	331.67	-55.3	26	56	30	21.0	1.0	RC	Kassassoko
							85	93	8	5.6	0.7	RC	Kassassoko
DSR755	231559	1425973	144	114	148.88	-50.51	NSI					RC	Kassassoko
DSR756	231542	1425912	145	120	153.24	-50.95	NSI					RC	Kassassoko
DSR757	231818	1425943	144	126	151.66	-51.01						RC	Kassassoko
DSR758	231590	1425877	145	120	151.56	-50.82	12	35	23	16.1	0.7	RC	Kassassoko
DSR759	231678	1425803	144	80	154.65	-51.39	NSI					RC	Kassassoko
DSR760	231578	1425798	144	102	152.22	-50.86	92	94	2	1.4	5.4	RC	Kassassoko
DSR761	231652	1425889	145	120	149.60	-51.55	18	28	10	7.0	2.3	RC	Kassassoko
							54	63	9	6.3	0.9	RC	Kassassoko
							84	92	8	5.6	1.0	RC	Kassassoko
DSR762	231661	1425975	143	12	146.68	-51.13	5	8	3	2.1	1.9	RC	Kassassoko
DSDD299	234745	1410788	167	197	328.41	-51.47	61	64	3	2.1	7.1	DD	Bougouda
						Inc	62	63	1	0.7	18.3	DD	Bougouda
							162	164.5	2.5	1.8	3.7	DD	Bougouda
DSDD303	234790	1410808	167	101.5	326.72	-52.27	63	64	1	0.7	13.8	DD	Bougouda
							77	86	9	6.3	0.6	DD	Bougouda
DSDD307	234990	1410889	167	116	327.68	-52.46	NSI					DD	Bougouda
DSDD310	234660	1411629	167	125	326	-50	50	53	3	2.1	1.9	DD	Bougouda
DSDD313	234815	1411578	167	100	323.58	-54.05	NSI					DD	Bougouda
DSDD319	234931	1412058	167	154	320.24	-51.64	109	120	11	7.7	1.6	DD	Bougouda
DSDD323	235115	1412178	167	130	316.69	-51.95	105	108	3	2.1	4.0	DD	Bougouda
DSR736	234790	1412016	167	60	321.93	-51	35	40	5	3.5	1.8	RC	Bougouda
							51	52	1	0.7	6.6	RC	Bougouda
DSR737	234810	1411987	167	113	328.48	-51.13	99	105	6	4.2	1.3	RC	Bougouda
DSR738	235110	1412245	167	90	324.77	-51.99	NSI					RC	Bougouda
DSR739	235345	1412424	167	126	329.55	-50.54	NSI					RC	Bougouda
DSR740	235270	1412374	167	90	325.88	-50.76	NSI					RC	Bougouda
DSR741	235192	1412319	167	84	328.3	-49.58	NSI					RC	Bougouda
DSR742	235146	1412207	167	126	323.90	-50.91	105	108	3	2.1	4.3	RC	Bougouda
DSR744	234993	1412093	167	162	319.69	-51.58	NSI					RC	Bougouda
DSR745	235215	1412285	167	66	323.92	-51.73	NSI					RC	Bougouda

Notes:

1.EOH: End of hole

2.NSI: No significant intercepts

3.ETW: Estimated true width

4.Depths and widths reported to nearest significant decimal place

5.RC: reverse circulation drilling |DD: diamond drilling tail | RCD: reverse circulation drilling with diamond tail